================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                              ODD JOB STORES, INC.
                       (Name of Subject Company (Issuer))

                               ------------------

                           AMAZING SAVINGS HOLDING LLC
                       (Names of Filing Persons (Offeror))

                               ------------------

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    67575J102
                      (CUSIP Number of Class of Securities)

                               ------------------

                                 JEFFREY PARKER
                           AMAZING SAVINGS HOLDING LLC
                          20 INDUSTRY DRIVE, PO BOX 25
                          MOUNTAINVILLE, NEW YORK 10953
                                 (845) 534-1000

                                    Copy to:
                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                               ------------------

                            CALCULATION OF FILING FEE

---------------------------------------- ---------------------------------------
       TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
---------------------------------------- ---------------------------------------
            $28,890,201                                    $2,347
---------------------------------------- ---------------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 9,630,067, the maximum number of shares of common stock, without par value, of Odd Job Stores, Inc. (the "Shares") to be acquired in this tender offer (representing (i) 8,698,267 Shares outstanding and (ii) 931,800 Shares issuable upon the exercise of outstanding options having an exercise price of less than or equal to $3.00), and (b) the tender offer price of $3.00 per Share.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, is $80.90 per $1 million of the aggregate transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   None              Filing Parties: Not applicable
      Form or Registration No.: Not applicable    Date Filed:     Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.
[ ]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

       This Tender Offer Statement on Schedule TO (this "SCHEDULE TO") is filed by Amazing Savings Holding LLC, a Delaware limited liability company ("AMAZING SAVINGS"). This Schedule TO relates to the offer by Amazing Savings to purchase up to 8,698,267 shares of common stock, without par value (the "COMMON SHARES" or the "SHARES"), of Odd Job Stores, Inc., an Ohio corporation (the "Company"), at a purchase price of $3.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003 (the "OFFER TO PURCHASE"), a copy of which is filed herewith as Exhibit
(a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

       All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to all items of this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 1.     SUMMARY TERM SHEET.

       The information set forth in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

       (a) Name and Address. The subject company is Odd Job Stores, Inc., an Ohio corporation. Its principal executive offices are located at 200 Helen Street, South Plainfield, NJ 07080 and its telephone number is (908) 222-1000.

       (b) Securities. As of June 9, 2003, there were 9,060,695 shares of Common Shares issued and outstanding.

       (c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--6. Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF THE FILING PERSON.

       (a) Name and Address. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--9. Certain Information Concerning Amazing Savings" and in "Schedule A" to the Offer to Purchase is incorporated herein by reference.

       (b) Business and Background of Filing Person. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER - 9. Certain Information Concerning Amazing Savings" and in "Schedule A" to the Offer to Purchase is incorporated herein by reference.

       (c) Business and Background of Natural Persons. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--9. Certain Information Concerning Amazing Savings" and in "Schedule A" to the Offer to Purchase is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

       (a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled "SUMMARY TERM SHEET," "INTRODUCTION" and "THE TENDER OFFER--1. Terms of the Offer; 2. Acceptance for Payment and Payment for Shares;
3. Procedure for Tendering Shares; 4. Withdrawal Rights; 5. Certain U.S. Federal Income Tax Consequences of the Offer; 7. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations; and 13. Certain Conditions of the Offer" is incorporated herein by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       (a) Transactions. The information set forth in the sections of the Offer to Purchase entitled "THE TENDER OFFER--9. Certain Information Concerning Amazing Savings is incorporated herein by reference.

       (b) Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled "THE TENDER OFFER,--8. Certain Information Concerning the Company; 9. Certain Information Concerning Amazing Savings; and 10. Background of the Offer; Contacts with the Company" is incorporated herein by reference.

ITEM 6.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

       (a) Purposes. The information set forth in the sections of the Offer to Purchase entitled "SUMMARY TERM SHEET," "INTRODUCTION" and "THE TENDER OFFER--10. Background of the Offer; Contacts with the Company; 11. Purpose of the Offer and Plans for the Company; the Tender Agreement and Related Agreements" is incorporated herein by reference.

       (c) Plans. The information set forth in the sections of the Offer to Purchase entitled "THE TENDER OFFER,--7. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations; 10. Background of the Offer; Contacts with the Company; 11. Purpose of the Offer and Plans for the Company; the Tender Agreement and Related Agreements; and 14. Dividends and Distribution" is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       (a) Source of Funds. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--12. Source and Amount of Funds" is incorporated herein by reference.

       (b) Conditions. Not applicable.

       (d) Borrowed Funds. Not applicable

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a) Securities Ownership. The information set forth in the sections of the Offer to Purchase entitled "INTRODUCTION," and "THE TENDER OFFER--9. Certain Information Concerning Amazing Savings; and in "Schedule A" to the Offer to Purchase is incorporated herein by reference.

       (b) Securities Transactions. The information set forth in the sections of the Offer to Purchase entitled "INTRODUCTION" and "THE TENDER OFFER--9. Certain Information Concerning the Amazing Savings; and in "Schedule A" to the Offer to Purchase is incorporated herein by reference.

ITEM 9.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

       (a) Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled "INTRODUCTION" and "THE TENDER OFFER--16. Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

       (a) Financial Information. Not applicable.

       (b) Pro Forma Information. Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

       (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Purchase entitled "THE TENDER OFFER--1. "Terms of the Offer; 11. Purpose of the Offer and Plans for the Company; the Tender Agreement and Related Agreements; 13. Certain Conditions of the Offer; and 15. Certain Legal Matters" is incorporated herein by reference.

       (b) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)      Offer to Purchase, dated June 10, 2003

(a)(1)(B)      Form of Letter of Transmittal

(a)(1)(C)      Form of Notice of Guaranteed Delivery

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F) Text of Summary Publication issued by Amazing Savings, dated June 10, 2003

(a)(1)(G) Text of joint press release issued by Amazing Savings and the Company, dated June 10, 2003

(b)            Not applicable

(d)(1) Tender Agreement, dated June 3, 2003, between Amazing Savings and the Company

(d)(2) Principal Shareholders' Agreement, dated June 3, 2003, among Amazing Savings and certain shareholders of the Company

(d)(3) Confidentiality Agreement, dated January 6, 2003, between Amazing Savings and the Company

(g)            Not applicable

(h)            Not applicable


ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

       Not applicable.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           AMAZING SAVINGS HOLDING LLC

                                           By: /s/ Sam Friedland
                                               --------------------------------
                                               Name: Sam Friedland
                                               Title: President

Dated: June 10, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.    DOCUMENT
-----------    --------

(a)(1)(A)      Offer to Purchase, dated June 10, 2003

(a)(1)(B)      Form of Letter of Transmittal

(a)(1)(C)      Form of Notice of Guaranteed Delivery

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F) Text of Summary Publication issued by Amazing Savings, dated June 10, 2003

(a)(1)(G) Text of joint press release issued by Amazing Savings and the Company, dated June 10, 2003

(b)            Not applicable

(d)(1) Tender Agreement, dated June 3, 2003, between Amazing Savings and the Company

(d)(2) Principal Shareholders' Agreement, dated June 3, 2003, among Amazing Savings and certain shareholders of the Company

(d)(3) Confidentiality Agreement, dated January 6, 2003, between Amazing Savings and the Company

(g)            Not applicable

(h)            Not applicable